Exhibit 99.6

Proxy for shareholders registered in the Company’s shareholders’ register; the parts highlighted are only relevant to those registered shareholders holding special voting depositary receipts. Please complete / remove as appropriate.

PROXY

THE UNDERSIGNED

[corporate / personal details registered shareholder to be included] (the “Principal”).

RECITALS

A.            On December 2, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennootschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of an extraordinary general meeting of shareholders of the Company (the “EGM”) to be held on January 13, 2017, on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.            The Company has appointed Vistra B.V., being the independent third party within the meaning of best practice provision IV.3.12 of the Dutch Corporate Governance Code, as the sole member of the Company’s proxy committee (hereinafter the “Proxy Committee”), with the power to vote the ordinary shares and special voting shares in the capital of the Company at the EGM, in accordance with the voting instructions given to it by the Company’s shareholders and other parties entitled to vote on the relevant shares in the capital of the Company.

C.            The Principal holds a total of [number] ordinary shares (the “Ordinary Shares”) [and an equal number of special voting depository receipts (the “Special Voting Depository Receipts”)] in the capital of the Company.

[D.          The board of directors of Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”), has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.]

[E.          In accordance with Article 5.1 sub a. of the Terms, the Principal has requested or will request from the Voting Depository a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling the Principal to vote a total number of special voting shares in the capital of the Company as equals its Special Voting Depository Receipts (the “Special Voting Shares”), corresponding with the Principal’s Special Voting Depository Receipts, with the right of substitution.]

F.            The Principal now wishes to grant the present proxy (the “Proxy”) to the Proxy Committee.

HEREBY DECLARES

1.             The Principal hereby grants the Proxy to the Proxy Committee in order to perform the following acts for and on behalf of the Principal:

a.             to attend, in the name and on behalf of the Principal, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Ordinary Shares [and the Special Voting Shares,] in the manner set out in Annex A hereto [provided that the exercise of the voting rights attaching to the Special Voting Shares shall be subject to the Principal having submitted to the Proxy Committee a Voting Proxy as referred tot under E]; and

b.             to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.             This Voting Proxy is granted with full power of substitution.

3.             The Proxy Committee is authorised to act also as an attorney-in-fact of one or more counterparties of the Principal.

4.             The relationship between the Principal and the Proxy Committee under this Voting Proxy is governed exclusively by the laws of the Netherlands.

5.             This Voting Proxy can be revoked by the Principal at any time.

(signature page follows)

Signature page to a power of attorney

[registered shareholder]
Name	:
Title	:
Date	:

ANNEX A

No.	Agenda item (voting items)	for	against	abstain*
3.	Appointment of Christophe José Hidalgo as Non-Executive Director

* Please note that if you do not record a vote for the proposed agenda item listed above, your vote will be considered to be a vote for the relevant agenda item.